Exhibit 8.1

List of Subsidiaries

of

VanceInfo Technologies Inc. (the “Registrant”)

Name of Company	Jurisdiction of Incorporation	Percentage of Attributable Equity Interests
Subsidiaries
1. VanceInfo Japan Inc.	a Japan company	99.99%
2. VanceInfo Creative Software Technology Ltd.	a PRC company	100%
3. VanceInfo Technologies Inc.	a Delaware, USA company	100%
4. VanceInfo Creative Software Technology Ltd.	a British Virgin Islands	100%
5. Beijing Chosen Technology Co., Ltd.	a PRC company	100%
6. Beijing Prosoft Software Technology Co., Ltd.	a PRC company	100%
7. Shanghai Solutions Software Co., Ltd.	a PRC company	85%
8. VanceInfo Information Technology Limited	a PRC company	100%
9. VanceInfo Technologies Limited	a Hong Kong company	100%
Affiliated Entity Consolidated in the Registrant’s Financial Statement
10. Shanghai Megainfo Tech Co., Ltd.,	a PRC company